FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL
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(Print or Type Responses)
1. Name and Address of Reporting Person* Roberts Brian L.	2. Issuer Name and Ticker or Trading Symbol Comcast Corporation: CMCSA and CMCSK						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☒ Officer ☐ Other (specify below) (give title below) President
(Last) (First) (Middle) Comcast Corporation 1500 Market Street	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year November 18, 2002
(Street) Philadelphia PA 19102				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Class A Common Stock	11/18/02		D		1,356	D	(1)	0	I	By Wife
Class A Common Stock	11/18/02		D		136,912	D	(1)	0	I	By LLC (2)
Class B Common Stock	11/18/02		D		9,444,375	D	(1)	0	I	By LLC (2)
Class A Special Common Stock	11/18/02		D		63,184	D	(1)	0	D
Class A Special Common Stock	11/18/02		D		2,712	D	(1)	0	I	By Wife
Class A Special Common Stock	11/18/02		D		41,132.488	D	(1)	0	I	By 401(k) Plan
Class A Special Common Stock	11/18/02		D		9,581,287	D	(1)	0	I	By LLC (2)

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)(1)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares (1)
Option to Purchase Class A Special Common Stock	$10.5834	11/18/02		D			305,632	(3)	7/10/2004	Class A Special Common Stock	305,632	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			334,634	(4)	7/10/2004	Class A Special Common Stock	334,634	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.5625	11/18/02		D			97,805	Immediately	7/06/2003	Class A Special Common Stock	97,805	(1)	0	D
Option to Purchase Class A Special Common Stock	$7.5000	11/18/02		D			600,000	(5)	7/13/2005	Class A Special Common Stock	600,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$9.1875	11/18/02		D			140,372	Immediately	2/05/2007	Class A Special Common Stock	140,372	(1)	0	D
Option to Purchase Class A Special Common Stock	$14.9375	11/18/02		D			162,422	(6)	1/09/2008	Class A Special Common Stock	162,422	(1)	0	D
Option to Purchase Class A Special Common Stock	$18.6313	11/18/02		D			576	Immediately	6/16/2003	Class A Special Common Stock	576	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			1,499,712	(7)	6/16/2008	Class A Special Common Stock	1,499,712	(1)	0	D
Option to Purchase Class A Special Common Stock	$16.9375	11/18/02		D			1,499,712	(8)	6/16/2008	Class A Special Common Stock	1,499,712	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.5875	11/18/02		D			3,094	(9)	1/05/2004	Class A Special Common Stock	3,094	(1)	0	D
Option to Purchase Class A Special Common Stock	$29.6250	11/18/02		D			996,906	(10)	1/05/2009	Class A Special Common Stock	996,906	(1)	0	D
Option to Purchase Class A Special Common Stock	$31.6875	11/18/02		D			1,000,000	(11)	4/05/2009	Class A Special Common Stock	1,000,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$32.8437	11/18/02		D			1,000,000	(12)	5/03/2009	Class A Special Common Stock	1,000,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$42.7625	11/18/02		D			2,338	4/04/2004	10/04/2004	Class A Special Common Stock	2,338	(1)	0	D
Option to Purchase Class A Special Common Stock	$38.8750	11/18/02		D			997,662	(13)	10/04/2009	Class A Special Common Stock	997,662	(1)	0	D
Option to Purchase Class A Special Common Stock	$49.7500	11/18/02		D			1,000,000	(14)	1/04/2010	Class A Special Common Stock	1,000,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$42.3500	11/18/02		D			474	(15)	3/30/2005	Class A Special Common Stock	474	(1)	0	D
Option to Purchase Class A Special Common Stock	$38.5000	11/18/02		D			999,526	(16)	3/30/2010	Class A Special Common Stock	999,526	(1)	0	D
Option to Purchase Class A Special Common Stock	$41.0625	11/18/02		D			997,565	(17)	7/05/2010	Class A Special Common Stock	997,565	(1)	0	D
Option to Purchase Class A Special Common Stock	$45.1688	11/18/02		D			2,435	1/05/2005	7/05/2005	Class A Special Common Stock	2,435	(1)	0	D
Option to Purchase Class A Special Common Stock	$41.4375	11/18/02		D			1,000,000	(18)	10/05/2010	Class A Special Common Stock	1,000,000	(1)	0	D
Option to Purchase Class A Special Common Stock	$40.6670	11/18/02		D			2,704	1/03/2006	7/30/2006	Class A Special Common Stock	2,704	(1)	0	D
Option to Purchase Class A Special Common Stock	$36.9700	11/18/02		D			747,296	(19)	7/30/2011	Class A Special Common Stock	747,296	(1)	0	D
Option to Purchase Class A Special Common Stock	$35.4900	11/18/02		D			750,000	(20)	1/24/2012	Class A Special Common Stock	750,000	(1)	0	D

Explanation of Responses:

(1)	Pursuant to the merger agreement among the Issuer, AT&T Comcast Corporation (to be named Comcast Corporation, "Parent") and others, the Issuer will become a wholly-owned subsidiary of Parent (the "Merger") and will cease to have registered securities. See the Form 4 to be filed by the Reporting Person with respect to securities of Parent acquired by such Reporting Person as a result of the Merger.
(2)	The Reporting Person disclaims beneficial ownership of securities owned by the LLC, except to the extent of his pecuniary interest therein.
(3)	215,632 shares are immediately exercisable; 45,000 shares are exercisable on 1/10/2003; and 45,000 shares are exercisable on 7/10/2003.
(4)	266,280 shares are immediately exercisable; 34,174 shares are exercisable on 1/10/2003; and 34,180 shares are exercisable on 7/10/2003.
(5)	300,000 shares are immediately exercisable; 100,000 shares are exercisable on each of 1/13/2003, 1/13/2004 and 7/13/2004.
(6)	127,422 shares are immediately exercisable and 35,000 shares are exercisable on 1/09/2003.
(7)	1,199,712 shares are immediately exercisable and 300,000 shares are exercisable on 6/16/2003.
(8)	599,712 shares are immediately exercisable; 750,000 shares are exercisable on 6/16/2007; and 150,000 shares are exercisable on 12/16/2007.
(9)	26 shares are immediately exercisable and 3,068 shares are exercisable on 1/05/2003.
(10)	599,974 shares are immediately exercisable; 196,932 shares are exercisable on 1/05/2003; and 200,000 shares are exercisable on 1/05/2004.
(11)	600,000 shares are immediately exercisable and 200,000 shares are exercisable on each of 4/05/2003 and 4/05/2004.
(12)	600,000 shares are immediately exercisable and 200,000 shares are exercisable on each of 5/03/2003 and 5/03/2004.
(13)	600,000 shares are immediately exercisable; 200,000 shares are exercisable on 10/04/2003; and 197,662 shares are exercisable on 10/04/2004.
(14)	400,000 shares are immediately exercisable and 200,000 shares are exercisable on each of 1/04/2003, 1/04/2004 and 1/04/2005.
(15)	2 shares are immediately exercisable and 236 shares are exercisable on each of 3/30/2003 and 3/30/2004.
(16)	199,998 shares are immediately exercisable; 99,764 shares are exercisable on each of 3/30/2003 and 3/30/2004; and 100,000 shares are exercisable on each of 3/30/2005, 3/30/2006, 3/30/2007, 3/30/2008, 3/30/2009 and 9/30/2009.
(17)	200,000 shares are immediately exercisable; 100,000 shares are exercisable on each of 7/05/2003 and 7/05/2004; 97,565 shares are exercisable on 7/05/2005; and 100,000 shares are exercisable on each of 7/05/2006, 7/05/2007, 7/05/2008, 7/05/2009 and 1/05/2010.
(18)	400,000 shares are immediately exercisable and 200,000 shares are exercisable on each of 10/05/2003, 10/05/2004 and 10/05/2005.
(19)	226,000 shares are exercisable on 7/30/2003; 113,000 shares are exercisable on each of 7/30/2004 and 7/30/2005; 110,296 shares are exercisable on 7/30/2006; and 37,000 shares are exercisable on each of 7/30/2007, 7/30/2008, 7/30/2009, 7/30/2010 and 1/30/2011.
(20)	227,500 shares are exercisable on 1/24/2004; 113,750 shares are exercisable on each of 1/24/2005, 1/24/2006 and 1/24/2007; and 36,250 shares are exercisable on each of 1/24/2008, 1/24/2009, 1/24/2010, 1/24/2011 and 7/24/2011.

/s/ Brian L. Roberts	November 18, 2002

** Signature of Reporting Person	Date
Brian L. Roberts

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.